UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 29, 2025

Carisma Therapeutics Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36296	26-2025616
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3675 Market Street, Suite 401 Philadelphia, PA		19104
(Address of Principal Executive Offices)		( Zip Code)

Registrant’s telephone number, including area code: (267) 491-6422

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 par value per share	CARM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Background

As previously disclosed, Carisma Therapeutics Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 22, 2025, by and among the Company, Azalea Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), Ocugen, Inc., a Delaware corporation (“Ocugen”), and OrthoCellix, Inc. (“OrthoCellix”), a Delaware corporation and wholly-owned subsidiary of Ocugen, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into OrthoCellix (the “Merger”), with OrthoCellix continuing as a wholly owned subsidiary of the Company and the surviving company of the Merger. Pursuant to the Merger Agreement, the Company and OrthoCellix have agreed to use commercially reasonable efforts to enter into subscription agreements with one or more investors designated by OrthoCellix (the “Investors”), pursuant to which such anticipated Investors would agree to purchase, at or immediately following the closing of the Merger, shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) for aggregate gross proceeds at least equal to $25.0 million (the “Concurrent Investment”). Pursuant to the Merger Agreement, Ocugen agreed to enter into a subscription agreement with the Company, pursuant to which Ocugen will commit to purchase, as part of the anticipated Concurrent Investment, shares of Common Stock for aggregate gross proceeds equal to not less than $5.0 million.

Subscription Agreement

On August 29, 2025, as part of the anticipated Concurrent Investment, the Company entered into a subscription agreement with Ocugen (the “Subscription Agreement”), pursuant to which the Company agreed to issue and sell to Ocugen in a private placement (the “Ocugen Investment”) an aggregate of $5.0 million of shares of Common Stock (the “Ocugen Shares”), which is expected to be at a price per share to be calculated by dividing (i) the Aggregate Valuation (as defined in the Merger Agreement) by (ii) the Post-Closing Parent Shares (as defined in the Merger Agreement).

Pursuant to the Subscription Agreement, if the Company grants to any anticipated Investors in the anticipated Concurrent Investment any rights, privileges or protections more favorable than those granted to Ocugen under the Subscription Agreement or the Registration Rights Agreement (as defined below), then Ocugen shall be automatically entitled to such more favorable rights, privileges and protections, subject to certain specified exceptions.

The Ocugen Investment is expected to be consummated as part of the anticipated Concurrent Investment at or immediately following the closing of the Merger, subject to approval by the Company’s stockholders under the rules of The Nasdaq Stock Market LLC of the issuance of shares of Common Stock in the Merger and in the anticipated Concurrent Investment, the closing of the Merger and the satisfaction of other customary closing conditions.

Chardan Capital Markets LLC and Lake Street Capital Markets, LLC are acting as placement agents for the Ocugen Investment.

The Company also intends to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investors that participate in the anticipated Concurrent Investment, including Ocugen, at the closing of the anticipated Concurrent Investment, pursuant to which, among other things, the Company will agree to provide for the registration of the resale of certain shares of Common Stock that are held by such Investors, including the Ocugen Shares.

The preceding summary of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2025.

Item 3.02. Unregistered Sales of Equity Securities.

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference. Based in part upon the representations of Ocugen in the Subscription Agreement, the offering and sale of the Ocugen Shares will be exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Ocugen Shares have not been registered under the Securities Act or any state securities laws, and the Ocugen Shares may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from the registration requirements. The sale of the Ocugen Shares will not involve a public offering and will be made without general solicitation or general advertising. Ocugen represented that it is an institutional “accredited investor” as defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act or a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, and that Ocugen is acquiring the Ocugen Shares for investment purposes only and not with a view to any resale, distribution or other disposition of the Ocugen Shares in violation of the United States federal securities laws.

Item 5.01. Changes in Control of Registrant.

To the extent required by this Item, the information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Amended and Restated Employment Agreement

On August 29, 2025, at the request of OrthoCellix, the Company entered into an Amended and Restated Employment Agreement with Steven Kelly, the Company’s President and Chief Executive Officer (the “A&R Employment Agreement”), which amends and restates Mr. Kelly’s Employment Agreement, dated March 7, 2023, with the Company (the “Original Employment Agreement”), subject to and effective upon the closing of the Merger. Pursuant to the A&R Employment Agreement, Mr. Kelly will serve as the Company’s President and Chief Executive Officer following the Merger. The A&R Employment Agreement provides for substantially similar compensation arrangements as the Original Employment Agreement, except that the A&R Employment Agreement (i) reflects Mr. Kelly’s current base salary that was implemented as part of the Company’s annual compensation review in December 2024, (ii) clarifies that the Merger will not constitute a “Change in Control” under the A&R Employment Agreement and (iii) provides that the Company will grant Mr. Kelly, on or following the closing of the Merger, an option for a number of shares of the Company’s common stock equal to 4.0% of the fully diluted capitalization of the Company at the closing of the Merger, which option will have an exercise price equal to the closing price of the Company’s common stock on the grant date and will vest in three equal annual installments beginning on the first anniversary of the grant date and ending on the third anniversary of the grant date, subject to Mr. Kelly’s continued service through the applicable vesting dates. In the event the Merger does not close, the A&R Employment Agreement will be void and of no force or effect and the Original Employment Agreement will remain in effect.

Retention and Transaction Bonus Agreement

In addition, on August 29, 2025, the Company entered into a Retention and Transaction Bonus Agreement with Mr. Kelly (the “Bonus Agreement”). Pursuant to the Bonus Agreement, if Mr. Kelly remains continuously employed by the Company through the earlier of (i) the date of the closing of the Merger and (ii) October 31, 2025 (such earliest date, the “Retention Date”), subject to his execution and non-revocation of a release of claims in favor of the Company, Mr. Kelly will be entitled to receive a retention bonus in a lump sum amount equal to the sum of (i) 12 months of his current base salary and (ii) 100.0% of his 2025 annual discretionary bonus at target, prorated based on the Retention Date (the “Retention Bonus”). If Mr. Kelly becomes eligible for the Retention Bonus on October 31, 2025 (because Mr. Kelly remained continually employed by the Company through October 31, 2025 and the closing of the Merger has not occurred by that date), as a condition of receiving the Retention Bonus, Mr. Kelly must forgo the severance benefits set forth in his Original Employment Agreement, other than certain continued healthcare benefits payments pursuant to the terms and conditions of the Original Employment Agreement. In addition, pursuant to the Bonus Agreement, if the closing of the Merger occurs prior to October 31, 2025, contingent upon Mr. Kelly remaining continuously employed by the Company through such closing of the Merger and subject to his execution and non-revocation of a release of claims in favor of the Company, Mr. Kelly will be entitled to an additional transaction bonus in a lump sum amount equal to the difference of (i) the sum of (x) 18 months of his current base salary, (y) 150.0% of his 2025 annual discretionary bonus at target, and (z) 100.0% of his 2025 annual discretionary bonus at target, prorated based on the date of the closing of the Merger, minus (ii) the Retention Bonus (the “Transaction Bonus”, and together with the Retention Bonus, the “Bonuses”). If Mr. Kelly’s employment with the Company is terminated for any reason prior to the Retention Date, Mr. Kelly will not be eligible to receive the Bonuses pursuant to the Bonus Agreement and will remain eligible to receive any applicable severance benefits set forth in the Original Employment Agreement, pursuant to the terms and conditions of the Original Employment Agreement.

The foregoing descriptions of the A&R Employment Agreement and the Bonus Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, copies of which are attached as Exhibit 10.1 and Exhibit 10.2 hereto, respectively, and incorporated by reference herein.

Item 8.01. Other Events.

As previously disclosed, by a decision dated June 10, 2025 (the “Panel Decision”), the Nasdaq Hearings Panel (the “Panel”) granted the Company’s request for the transfer of its listing to The Nasdaq Capital Market (“NCM”), pursuant to an exception, ultimately through October 7, 2025, to evidence compliance with all applicable criteria for listing on the NCM, including the applicable bid price requirement (the “NCM Bid Price Rule”) and complete a strategic transaction. Nasdaq transferred the Company’s listing to the NCM effective as of the open of business on June 12, 2025.

In early August 2025, the Company sent a written update and request to the Panel seeking to modify certain terms of the Panel Decision. The Panel subsequently notified the Company that, based on the Company’s satisfaction of the milestones thus far set forth in the Panel Decision and the Company’s progress toward completing the Merger and reverse stock split within the timeframes presented to the Panel, the Panel granted the Company’s request to modify the Panel Decision to provide that the Company must demonstrate continued compliance with the NCM Bid Price Rule by evidencing a closing bid price of $1.00 or more per share for a minimum of ten consecutive trading sessions on or before October 21, 2025, instead of on or before October 7, 2025. The other terms of the Panel Decision for continued listing on the NCM remained the same, which are that: (i) on or before October 7, 2025, the Company must complete the Merger and (ii) on or before October 7, 2025, the Company must demonstrate compliance with all initial listing requirements for the NCM, including a closing bid price of $4.00 or more per share prior to the closing of the Merger.

The Panel has the right to reconsider its determination based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities inadvisable or unwarranted. There can be no assurance that the Company will be able to satisfy the requirements or conditions for continued listing within the period of time granted by the Panel.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Amended and Restated Employment Agreement, dated August 29, 2025, by and between the Company and Steven Kelly
10.2	Retention and Transaction Bonus Agreement, dated August 29, 2025, by and between the Company and Steven Kelly
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Note on Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements that involve substantial risks and uncertainties, including statements regarding the anticipated closing of the Ocugen Investment and the anticipated Concurrent Investment; whether the conditions for the closing of the Concurrent Investment will be satisfied, including the closing of the Merger; the anticipated proceeds from the Ocugen Investment and the anticipated Concurrent Investment; and the filing of a registration statement to register the resale of the Ocugen Shares and anticipated Bonuses in connection with the Merger. All statements, other than statements of historical facts, contained in this Current Report on Form 8-K, including statements regarding the Company’s strategy, future operations, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in its forward-looking statements, and you should not place undue reliance on such forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements the Company makes as a result of various risks and uncertainties include, but are not limited to, the risk that the conditions to the closing of the proposed Merger (the “Closing”) or consummation of the proposed Concurrent Investment and the Merger (the “Proposed Transactions”) are not satisfied, including the failure to timely obtain approval of the proposed Merger from both the Company’s and OrthoCellix’s stockholders; the risk that the proposed Concurrent Investment is not completed in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of the Company and OrthoCellix to consummate the Proposed Transactions; risks related to the Company’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the Closing; risks related to the Company’s and OrthoCellix’s ability to correctly estimate their respective operating expenses and their respective expenses associated with the Proposed Transactions, as applicable, pending the Closing, as well as uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of the combined company, and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the Merger on the Company’s or OrthoCellix’s business relationships, operating results and business generally; costs related to the Merger; the risk that as a result of adjustments to the exchange ratio, OrthoCellix’s stockholders and the Company’s stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of the Common Stock relative to the value suggested by the exchange ratio; the uncertainties associated with OrthoCellix’s NeoCart® portfolio, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates; uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; risks related to the failure to realize any value from product candidates being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; the outcome of any legal proceedings that may be instituted against the Company, OrthoCellix or any of their respective directors or officers related to the Proposed Transactions; the ability of the Company and OrthoCellix to obtain, maintain, and protect their respective intellectual property rights; competitive responses to the Proposed Transactions; costs of the Proposed Transactions and unexpected costs, charges or expenses resulting from the Proposed Transactions; potential adverse reactions or changes to business relationships, operating results, and business generally, resulting from the announcement or completion of the Proposed Transactions; changes in regulatory requirements and government incentives; risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results, legislative, regulatory, political and economic developments, and those uncertainties and factors; and the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of the Company or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, which was originally filed with the SEC on March 31, 2025, as amended by Amendment No. 1 to the Annual Report on Form 10-K/A, which was filed with the SEC on April 29, 2025, subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that the Company makes and will make with the SEC in connection with the Proposed Transactions, including the Form S-4 and Proxy Statement described below under “Important Additional Information and Where to Find It”, as well as discussions of potential risks, uncertainties, and other important factors included in other filings by the Company from time to time, any risk factors related to the Company or OrthoCellix made available to you in connection with the Proposed Transactions, as well as risk factors associated with companies, such as OrthoCellix, that operate in the biopharma industry. Should one or more of these risks or uncertainties materialize, or should any of the Company’s or OrthoCellix’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither the Company nor OrthoCellix undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in the Company or OrthoCellix.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed Merger or otherwise or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information and Where to Find It

This communication relates to the proposed Merger involving the Company and OrthoCellix and may be deemed to be solicitation material in respect of the proposed Merger or otherwise. In connection with the proposed Merger, the Company has filed relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) which contains a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that the Company may file with the SEC and/or send to the Company’s stockholders in connection with the proposed Merger. THE COMPANY URGES, BEFORE MAKING ANY VOTING DECISION FOR THE MERGER, INVESTORS AND STOCKHOLDERS TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ORTHOCELLIX, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company with the SEC will also be available free of charge on the Company’s website at www.carismatx.com, or by contacting the Company’s Investor Relations at investors@Carismatx.com. In addition, investors and stockholders should note that the Company communicates with investors and the public using its website at https://ir.Carismatx.com/.

Participants in the Solicitation

The Company, OrthoCellix, and their respective directors and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed Merger and the related matters under the rules of the SEC. Information about the Company’s directors and executive officers, including a description of their interests in the Company, is included in the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 31, 2025, as amended by Amendment No. 1 to the Annual Report on Form 10-K, which was filed with the SEC on April 29, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including information about the directors and executive officers of OrthoCellix, and a description of their direct and indirect interests, by security holdings or otherwise, have been included, as applicable, in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARISMA THERAPEUTICS INC.

	By:	/s/ Steven Kelly
Date: August 29, 2025		Steven Kelly
President and Chief Executive Officer